SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

_______________________

COMVERSE TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

_______________________

COMVERSE TECHNOLOGY, INC.

(Names of Filing Persons (Issuer))

_______________________

New Zero Yield Puttable Securities (ZYPSSM) due May 15, 2023

205862AM7

(CUSIP Number of Class of Securities)

Shefali A. Shah, Esq.

Acting General Counsel

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

Copy to:

David E. Zeltner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*		Amount of Filing Fee**
$417,376,000		$23,290
*

Calculated solely for purpose of determining the filing fee. Based upon a purchase of $417,376,000 aggregate principal amount of Comverse’s New Zero Yield Puttable Securities (ZYPSSM) due May 15, 2023 in connection with a repurchase offer pursuant to the indenture, at a purchase price of $1,000 per $1,000 principal amount of ZYPS. The amount of the filing fee, $55.80 for each $1,000,000 of value of ZYPS proposed to be purchased, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously paid.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,290	Filing Party:	Comverse Technology, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

            This AMENDMENT NO. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Comverse Technology, Inc., a New York corporation (“Comverse”), with the Securities and Exchange Commission (the “SEC”) on April 17, 2009, relating to an offer by Comverse to purchase for cash all of its outstanding New Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 (the “ZYPS”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The ZYPS were issued by Comverse pursuant to an Indenture, dated as of January 26, 2005, between Comverse and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Purchase.

The purpose of this Amendment is to report the results of the Offer. The press release issued by Comverse on May 18, 2009, announcing the completion and results of the Offer, is filed herewith as Exhibit (a)(1)(G) and is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms

Item 4 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented and follows:

The Offer expired at 5:00 p.m., New York City time, on Friday, May 15, 2009. Pursuant to the Offer, Comverse accepted for purchase $417,282,000 aggregate principal amount of ZYPS. The press release issued by Comverse on May 18, 2009, announcing the completion and results of the Offer, is filed herewith as Exhibit (a)(1)(G) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(G)	Press Release dated May 18, 2009

Following such amendment and supplement, Item 12 will read as follows:

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase dated April 17, 2009
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Press Release dated April 17, 2009
(a)(1)(F)*	Amendment No. 1 to the Offer to Purchase
(a)(1)(G)†	Press Release dated May 18, 2009
(b)	Not applicable
(d)(1)

Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Mellon Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(2)

Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable
(h)	Not applicable

________________

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
Name:	Shefali A. Shah
Title:	Acting General Counsel

Dated: May 18, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase dated April 17, 2009
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Press Release dated April 17, 2009
(a)(1)(F)*	Amendment No. 1 to the Offer to Purchase
(a)(1)(G)†	Press Release dated May 18, 2009
(b)	Not applicable
(d)(1)

Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Mellon Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(2)

Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable
(h)	Not applicable

________________

* Previously filed.

† Filed herewith.

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